

Ram Associates

CERTIFIED PUBLIC ACCOUNTANTS

FIRM FOUNDATION
MEMBER CPA

January 12,2017

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

Board of Directors

Nano Stone Inc.

We hereby consent to the inclusion in the Offering Circular field under Regulation A on form 1-A of our report dated October 28, 2016, with respect to the balance sheets of Nano Stone Inc., as of August 31, 2016 and the related statements of operations, changes in stockholders' equity and cashflow for the period from May 4, 2016 (inception) to August 31, 2016.

Ram Associates

Ram Associates

Hamilton, New Jersey

/s/ Ram Associate

3240 EAST STATE STREET EXT. • HAMILTON, NJ 08619 • (609) 631-9552/631-9553 • FAX (888) 319-8898
PKRAM@RAMASSOCIATES.US